UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 16, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities. The securities referred to herein are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering memorandum. Such offering memorandum will contain detailed information about the company making the offer, its management and financial statements. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Company and Eastern Air Overseas (Hong Kong) Corporation Limited do not intend to make any public offering of securities in the United States.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

TAP ISSUE OF RMB DENOMINATED BONDS

The Board is pleased to announce that on 14 May 2014, the Company, the Issuer (a wholly owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of the Additional Bonds by the Issuer, to be consolidated and form a single series with the Original Bonds.

THE ADDITIONAL BOND ISSUE

The Board is pleased to announce that on 14 May 2014, the Company, the Issuer (a wholly-owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of the Additional Bonds by the Issuer, to be consolidated and form a single series with the Original Bonds.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers are all Independent Third Parties. None of the Additional Bonds will be offered to the public in Hong Kong and none of the Additional Bonds will be placed to any connected persons of the Group. The Additional Bonds will be listed on the Hong Kong Stock Exchange. The Additional Bonds have not been rated.

The principal terms of the Additional Bonds are as follows:

a.	Issuer:	Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly-owned subsidiary of the Company

b.	Aggregate principal amount:	RMB800,000,000

c.	Issue price:	100% of the principal amount of the Additional Bonds

d.	Closing date:	21 May 2014

e.	Maturity:	13 March 2017

f.	Guarantee:	The Company has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Bonds

g.	Interest rate:	4.8% per annum, payable semi-annually in arrears on 13 March and 13 September of each year

DBS and HSBC are the Joint Lead Managers and Joint Bookrunners in connection with the Tap Issue. The Issuer intends to use the net proceeds from the Tap Issue for working capital and other general corporate purposes.

DEFINITIONS

“Additional Bonds”	RMB800,000,000 4.8% guaranteed bonds due 2017 to be issued by the Issuer

“Board”	the board of Directors

“Bonds”	the Original Bonds and the Additional Bonds

“Company”	China Eastern Airlines Corporation Limited, a joint stock company incorporated in the PRC with limited liability and whose H Shares (stock code: 00670) are listed on the Main Board of the Hong Kong Stock Exchange and whose A shares (stock code: 600115) are listed on the Shanghai Stock Exchange

“connected persons”	has the meaning ascribed thereto under the Listing Rules

“DBS”	DBS Bank Ltd.

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Guarantee”	the guarantee given by the Company in connection with the Bonds

“H Shares”	the ordinary shares of RMB1.00 each in the share capital of the Company, which are issued outside the PRC, listed on the Hong Kong Stock Exchange and traded in Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited

“Independent Third Party(ies)”	parties independent of the Group and its connected persons

“Issuer”	Eastern Air Overseas (Hong Kong) Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company

“Joint Bookrunners”	DBS and HSBC

“Joint Lead Managers”	DBS and HSBC

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Original Bonds”	RMB2.5 billion 4.8% guaranteed bonds due 2017 issued by the Issuer on 13 March 2014

“PRC”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Subscription Agreement”	the subscription agreement dated 14 May 2014 entered into between the Issuer, the Company and the Joint Lead Managers in relation to the Tap Issue

“Tap Issue”	the issue of the Additional Bonds by the Issuer

“%”	per cent

By Order of the Board
China Eastern Airlines Corporation Limited
Mr. Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, PRC
15 May 2014

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